

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

December 14, 2009

Steven M. Gluckstern
Chairman, President, Chief Executive Officer and Chief Financial Officer
Ivivi Technologies, Inc.
135 Chestnut Ridge Road
Montvale, NJ 07645

>   **Re: Ivivi Technologies, Inc.**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed December 7, 2009**
>   **File No. 001-33088**

Dear Mr. Gluckstern:

       We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Background of the Business, page 20

1.   We note your submission in response to prior comment 6 and your disclosure on page 20 concerning FDA's determination that your products are not substantially equivalent to other devices cleared for marketing through the 510(k) process. Please revise the background section to disclose the date of the FDA

determination and clarify its impact, if any, on your ability to market existing products as well as your ability to obtain FDA clearance or approval for prospective products.

2.   We note your submission in response to prior comment 6 as well as your Fourth Quarter 2008 Earnings Call conducted on June 30, 2008. Please revise the background section to disclose the release of the study completed at the Cleveland Clinic and describe its impact on your prospects.

Opinion of the Company's Financial Advisor, page 27

3.   We note your response to prior comments 2 and 3. Please clarify how the financial advisor's analyses reflect the company's forecasts mentioned in this section. Are the forecasts reflected in the "enterprise value" disclosure or in the disclosure regarding the advisor's judgment regarding liquidation value? Please also disclose these forecasts.

Interests of Certain Persons, page 31

4.   We reissue prior comment 5 regarding the interest of each person. Please name each person with an interest, describe that person's relationship to you, and quantify the interest.

Litigation Related to the Transactions Contemplated Under the Asset Purchase Agreement, page 44

5.   Please update your response to the last sentence of prior comment 6.

6.   We refer to paragraph 61, section E of the class action complaint dated November 13, 2009. Please revise your disclosure to include the alternative relief requested by the plaintiff.

Proposal No. 3, page 60

7.   We note your response to prior comment 8. If shareholder approval is not required or sought for the events mentioned in that comment, please remove the implications to the contrary. Otherwise, please present them as separate proposals.

Security Ownership of Certain Beneficial Owners, page 67

8.   We reissue prior comment 9.   It is unclear why you believe you can omit the information from your current filing.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact at Kevin Kuhar at (202) 551-3662 or Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Steven M. Skolnick, Esq.